# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fidelis Insurance Holdings Ltd, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 90 Pitts Bay Road, Wellesley House South, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001999371-24-001519
Filed by CIK 0001362558

## Reporting persons
- Abu Dhabi Investment Authority: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 3,780,973; sole dispositive power 0; shared dispositive power 3,780,973; aggregate amount beneficially owned 3,780,973 (3.4% of the class)
  Comment: Percentage calculation based on a total of 111,726,363 common shares issued and outstanding as of September 30, 2024 as reported on the Issuer's Form 6-K submitted to the Securities and Exchange Commission on November 12, 2024.
- Platinum Ivy B 2018 RSC Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 3,780,973; sole dispositive power 0; shared dispositive power 3,780,973; aggregate amount beneficially owned 3,780,973 (3.4% of the class)
  Comment: 1. Platinum Ivy B 2018 RSC Limited ("Platinum Ivy") is the direct owner of 3,780,973 common shares reported herein. Platinum Ivy is a wholly owned subsidiary of Abu Dhabi Investment Authority. Pursuant to the rules and regulations of the Securities and Exchange Commission, Abu Dhabi Investment Authority may be deemed to be the beneficial owner of the common shares directly held by Platinum Ivy.
  2. Percentage calculation based on a total of 111,726,363 common shares issued and outstanding as of September 30, 2024 as reported on the Issuer's Form 6-K submitted to the Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Fidelis Insurance Holdings Ltd
Address of issuer's principal executive offices: 90 Pitts Bay Road

## Item 2. Person Filing
Name of person filing:
(i) Abu Dhabi Investment Authority
(ii) Platinum Ivy B 2018 RSC Limited
Address of principal business office or, if none, residence:
(i) 211 Corniche Street, P.O. Box 360, Abu Dhabi, United Arab Emirates 3600
(ii) Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates
Citizenship:
(i) Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution. ADIA is a public institution wholly owned by the Emirate of Abu Dhabi and is subject to its supervision.
(ii) Platinum Ivy B 2018 RSC Limited is a restricted scope company organized under the laws of the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,780,973
Percent of class: 3.4%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,780,973
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,780,973

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*
* Incorporated by reference to the Joint Filing Agreement by Abu Dhabi Investment Authority and Platinum Ivy B 2018 RSC Limited dated February 5, 2024, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by Abu Dhabi Investment Authority and Platinum Ivy B 2018 RSC Limited on February 5, 2024 with respect to the shares of common stock of Fidelis Insurance Holdings Limited.

## Signatures
- Abu Dhabi Investment Authority: /s/ Hamad Shahwan Surour Shahwan AlDhaheri, Hamad Shahwan Surour Shahwan AlDhaheri/ Authorized Signatory (02/11/2025)
- Abu Dhabi Investment Authority: /s/ Saif Surour Omair Maaded AlMashghouni, Saif Surour Omair Maaded AlMashghouni/ Authorized Signatory (02/11/2025)
- Platinum Ivy B 2018 RSC Limited: /s/ Sultan Ahmed Abdulla Alawi Al Junaibi, Sultan Ahmed Abdulla Alawi Al Junaibi/ Authorized Signatory (02/11/2025)
- Platinum Ivy B 2018 RSC Limited: /s/ Mohamed Fahed Mohamed Abdulla AlMazrouei, Mohamed Fahed Mohamed Abdulla AlMazrouei/ Authorized Signatory (02/11/2025)